November 8, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:

Vycor Medical, Inc. (the “Company”)

Registration Statement on Form S-1

Amendment No. 1

File No. 333-176713

Filed on October 26, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vycor Medical, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 6:00 a.m., Eastern time, on November 10, 2011, or as soon thereafter as practicable.  In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3651 FAU Boulevard, Suite 300, Boca Raton, FL • USA • ' +1 561 558 2020 Ê +1 561 620 2546

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert L. B. Diener, Esq. of the Law Offices of Robert Diener at (310) 396-1691 (facsimile (310) 362-8887) with any questions you may have.  In addition, please notify Mr. Diener when this request for acceleration has been granted.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ Kenneth T. Coviello

By:___________________________

Kenneth T. Coviello

Chief Executive Officer

cc:

Robert L. B. Diener, Esq.

3651 FAU Boulevard, Suite 300, Boca Raton, FL • USA • ' +1 561 558 2020 Ê +1 561 620 2546